

07007019

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

RECD S.E.C.
MAY 3 0 2007
803

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 14, 2010
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46795

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Schonfeld & Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Jericho Plaza

(No. and Street)

Jericho	NY	11753
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Avantario 516-822-0202

(Area Code- Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldstein Golub Kessler LLP

(Name - *if individual, state last, first, middle name*)

1185 Avenue of the Americas,	New York,	NY	10036
(Address)	(City)	(State)	(Zip Code)

PROCESSED
JUN 0 7 2007
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number

OATH OR AFFIRMATION

I, Andrew H. Actman swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schonfeld & Company, LLC, as of March 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

CEO

Title



Notary Public

KEITH PETZOLD
Notary Public, State of New York
No. 01PE5067844
Qualified in Suffolk County
Commission Expires Nov. 10, 2009

This report** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).*



SCHONFELD & COMPANY LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2007

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants



GOLDSTEIN GOLUB KESSLER LLP
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Members of
Schonfeld & Company LLC

We have audited the accompanying statement of financial condition of Schonfeld & Company LLC (the "Company") as of March 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Schonfeld & Company LLC as of March 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

May 21, 2007

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com

SCHONFELD & COMPANY LLC

STATEMENT OF FINANCIAL CONDITION

March 31, 2007

ASSETS	
Cash	$1,123,613
Due from Clearing Brokers	3,605,575
Due from Affiliated Clearing Broker	136,045
Intangible Assets, net	656,601
Computer Equipment, net of accumulated depreciation of $333,274	214,846
Due from Affiliated Entities	47,195
Other Assets	290,410
Total Assets	$6,074,285
LIABILITIES AND MEMBERS' EQUITY	
Liabilities:	
Accrued expenses and other liabilities	$1,091,871
Due to affiliated entity	26,846
Total liabilities	1,118,717
Commitment	
Members' Equity	4,955,568
Total Liabilities and Members' Equity	$6,074,285

See Notes to Statement of Financial Condition

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

Schonfeld & Company LLC (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and the Commodity Futures Trading Commission (the "CFTC") and is a member of the National Association of Securities Dealers, Inc. and the National Futures Association (the "NFA"). The Company acts as an introducing broker and is exempt from SEC rule 15c 3-3 under section k(2)(ii).

The Company records commission revenue and related expenses on a trade-date basis.

Depreciation of computer equipment is provided for on a straight-line basis over the estimated useful lives of such assets.

No provision for federal and state income taxes has been made for the Company since, as a limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its Members' on their tax returns. The Company is subject to New York City unincorporated business taxes.

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

This financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

2. DUE FROM CLEARING BROKERS:

Prior to March 2007, the clearing and depository operations for the Company's agency transactions were provided by Schonfeld Securities, LLC (the "Affiliated Clearing Broker"), an affiliated entity which is a member of the National Association of Securities Dealers, Inc. and one other clearing broker which is a member of major securities exchanges.

In connection with the sale of the security clearing business of the Affiliated Clearing Broker to SAI Holdings, Inc., a subsidiary of Penson Worldwide, Inc., the Company has entered into a fully disclosed clearing agreement with Penson Financial Services, Inc. ("Penson"). The Company has transferred all of its clearing and depository operations with the Affiliated Clearing Broker to Penson.

At March 31, 2007, amounts receivable from clearing brokers and Affiliated Clearing Broker reflected in the statement of financial condition are amounts due from these brokers.

3. INTANGIBLE ASSETS:

Intangible assets are being amortized over a three-year period.

Intangible assets at March 31, 2007 consist of the following:

Customer list - Heartland Securities Corp.	$ 612,992
Customer list - Trinix Securities, LLC	1,166,878
Customer list - ETG LLC	230,375
	2,010,245
Accumulated amortization	1,353,644
Intangible assets, net	$ 656,601

4. RELATED PARTY TRANSACTIONS:

The Company shares office space, facilities and employees with the Affiliated Clearing Broker and other affiliated entities.

The amount due from the Affiliated Clearing Broker in the accompanying statement of financial condition is in connection with commission income earned, net of commission expenses, clearing fees and other expenses.

Due from affiliated entities in the accompanying statement of financial condition represents expenses due from the affiliated entities for sharing office space, facilities and employees.

Schonfeld Tools ("Tools"), an affiliate, provides computer technology services to the Company. Due to affiliated entity in the accompanying statement of financial condition is due to Tools.

5. EMPLOYEE BENEFIT PLAN:

The Company has a 401(k) defined contribution retirement savings plan for all eligible employees. Under the plan, eligible participating employees may elect to contribute the maximum amount allowed by law. The Company contributes an amount equal to 25% of the participant's contribution up to 6% of compensation. Participants are at all times fully vested in their contributions, and the Company's contributions become fully vested to the participants after three years of continued employment.

6. COMMITMENT:

The Company is obligated under a noncancelable operating lease for office space expiring on August 31, 2009. The lease contains provisions for escalations based on certain costs incurred by the lessor.

The future aggregate minimum rental commitment under this lease is as follows:

Year ending March 31,	
2008	$1,332,630
2009	1,359,283
2010	574,821
	$3,266,734

7. NET CAPITAL REQUIREMENT:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The rule requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness, as defined, or $100,000, whichever is greater. Net capital changes from day to day, but at March 31, 2007, the Company had net capital of $3,484,135, which exceeded its requirement of $100,000 by $3,384,135.

8. SUBSEQUENT EVENT:

Pursuant to a certain Class A Unit Contribution Agreement among Lightspeed Holdings, LLC ("Lightspeed"), Schonfeld Group Holdings, LLC ("Group") and the other Class A members of Schonfeld & Company LLC ("SchonCo"), other than Trillium Holdings, LLC (collectively, with Group, the "Class A Members"), the Class A Members contributed their Class A units of SchonCo to Lightspeed in consideration for the issuance to such Class A Members of certain membership interests in Lightspeed. The closing of such transactions was effective as of April 1, 2007.



SCHONFELD & COMPANY LLC

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) AND CFTC REGULATION 1.16

MARCH 31, 2007

GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants



GOLDSTEIN GOLUB KESSLER LLP

Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) AND CFTC REGULATION 1.16

To the Members of
Schonfeld & Company LLC

In planning and performing our audit of the financial statements and supplemental schedules of Schonfeld & Company LLC (the "Company") as of and for the year ended March 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (the "CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1185 Avenue of the Americas Suite 500 New York, NY 10036-2602
TEL 212 372 1800 FAX 212 372 1801 www.ggkllp.com



1. The daily computations of the segregation requirements of section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations.

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.



We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and the CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second and third paragraphs of this report, were adequate at March 31, 2007 to meet the SEC's and the CFTC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the Commodity Futures Trading Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and/or Regulation 1.16 of the CFTC and is not intended to be and should not be used by anyone other than these specified parties.

Goldstein Golub Kessler LLP

GOLDSTEIN GOLUB KESSLER LLP

May 21, 2007

END